Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,

(Dollars in millions)	2018	2017
Income before income taxes	$2,320	$2,024
Adjustments
(Income) from equity investees, net of distributions	(20)	(5)
(Income) Loss attributable to noncontrolling interests	(4)	8
Income before income taxes, as adjusted	$2,296	$2,027
Fixed charges included in income
Interest expense	$128	$122
Interest portion of rental expense	27	27
Interest credited to contractholders	1	1
Total fixed charges included in income	$156	$150
Income available for fixed charges	$2,452	$2,177
RATIO OF EARNINGS TO FIXED CHARGES:	15.7	14.5